Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

1. Nature of Operations

Jane Street Capital, LLC ("JSC"), a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934. JSC is a wholly-owned subsidiary of Jane Street Group, LLC (the "Parent"). JSC is a member of various exchanges and the Financial Industry Regulatory Authority, Inc ("FINRA"), who serves as its Designated Examining Authority. JSC trades for its own account and is a market-maker on the BATS Z-Exchange, Inc., Chicago Board Options Exchange, Incorporated, CBOE Futures Exchange, LLC, Chicago Mercantile Exchange Inc., The NASDAQ Stock Market LLC, NYSE Arca, Inc., and ICE Futures U.S., Inc. JSCC Limited ("JSCC"), JSC's wholly-owned subsidiary, is an unregulated firm incorporated in the Cayman Islands.

2. Summary of Significant Accounting Policies

Basis of Presentation

This consolidated financial statement includes the accounts of JSC and JSCC (collectively referred to herein as the "Company"). All intercompany transactions and balances have been eliminated in consolidation.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this consolidated financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

2. Summary of Significant Accounting Policies (continued)

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2015. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market, are valued as of the last available public sale price on the exchange of the underlying equity security. Furthermore, listed ADRs and the underlying equity security are valued as of the last available ADR price on the exchange.

Domestic options owned and domestic options sold, not yet purchased, are valued using a third-party pricing source at December 31, 2015. These prices primarily fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange prices at December 31, 2015.

Debt securities, including corporate bonds, municipal bonds, government bonds, and foreign sovereign bonds, are valued using a third-party pricing source at December 31, 2015. These prices generally fall within the average parameters of bid and ask prices of broker-dealers who make markets in those securities.

Securities and other financial instruments owned and Securities and other financial instruments sold, not yet purchased, in the Consolidated Statement of Financial Condition, are net by CUSIP and by clearing broker.

Contracts for differences ("CFDs") are included in Due from brokers in the Consolidated Statement of Financial Condition and are valued based on the last reported sales price of the underlying financial instruments at December 31, 2015.

Futures contracts traded on a national securities exchange are included in Due from brokers in the Consolidated Statement of Financial Condition and are valued at the last reported sales price at December 31, 2015.

Forward foreign currency contracts are included in Due from brokers in the Consolidated Statement of Financial Condition and are marked-to-market daily using foreign exchange rates which are derived from observable input rates from a select subset of price contributors for the New York region.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

2. Summary of Significant Accounting Policies (continued)

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying consolidated financial statement for U.S. federal, state, or city income taxes, or other relevant jurisdictions.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment, software, and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight line basis over the lease term.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2015
Leasehold improvements	Life of lease*	$ 18,121,247
Furniture	7	844,622
Equipment	5	15,104,978
Software	3	840,222
Total fixed assets		34,911,069
Less accumulated depreciation and amortization		24,630,834
Net fixed assets		$ 10,280,235

*See Note 10

New Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. ASU 2014-09 also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU 2014-09, amended by Account Standards Updated 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, is effective for annual reporting periods beginning after December 15, 2018. The Company is still evaluating the effect of this pronouncement on its consolidated financial condition.

3. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

3. Fair Value of Financial Instruments (continued)

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2015:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments owned:			
Equities	$ 5,766,801,668	$ 1,312,717,709	$ 7,079,519,377
Options	83,318,074	59,805,677	143,123,751
Corporate bonds	-	208,588,296	208,588,296
Municipal bonds	-	7,639,676	7,639,676
Government bonds	75,258,333	-	75,258,333
Foreign sovereign bonds	12,559,809	22,693,597	35,253,406
Physical commodities	61,934	-	61,934
Total Securities and other financial instruments owned	$ 5,937,999,818	$ 1,611,444,955	$ 7,549,444,773

	Level 1	Level 2	Total
Derivative assets:			
Futures contracts included in Due from brokers	$ -	$ 10,647,640	$ 10,647,640
CFDs included in Due from brokers	-	339,383	339,383
Forward contracts included in Due from brokers	-	2,528,162	2,528,162
Total derivative assets	$ -	$ 13,515,185	$ 13,515,185

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

3. Fair Value of Financial Instruments (continued)

		Fair Value Hierarchy			
	Level 1		Level 2		Total
Securities and other financial instruments sold, not yet purchased:					
Equities	$ 4,743,562,993	$	1,144,625,811	$	5,888,188,804
Options	116,722,128		55,039,395		171,761,523
Corporate bonds	-		327,628,146		327,628,146
Municipal bonds	-		189,789		189,789
Government bonds	168,415		-		168,415
Foreign sovereign bonds	13,741,519		4,308,851		18,050,370
Total Securities and other financial instruments sold, not yet purchased	$ 4,874,195,055	$	1,531,791,992	$	6,405,987,047

		Level 1		Level 2		Total
Derivative liabilities:						
Futures contracts included in Due from brokers	$	-	$	5,725,989	$	5,725,989
CFDs included in Due from brokers		-		1,204,492		1,204,492
Total derivative liabilities	$	-	$	6,930,481	$	6,930,481

During the year ended December 31, 2015, there were no securities or other financial instruments classified as Level 3.

There were no significant transfers between Level 1 and Level 2 as of December 31, 2015 when compared to December 31, 2014.

4. Due To and From Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by several brokers. At December 31, 2015, the amounts reflected in Due to and from brokers in the Consolidated Statement of Financial Condition are primarily from seven brokers.

Amounts Due to and from brokers in the Consolidated Statement of Financial Condition include net amounts payable and receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from certain derivative financial instruments and foreign currency translation. Amounts due to and from the same broker have been offset where the right of offset exists.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

4. Due To and From Brokers and Concentration of Credit Risk (continued)

Substantially all securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Consolidated Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

5. Intercompany and Related Party Transactions

The Parent pays for certain office space, payroll, and various operating expenses on behalf of the Company. The Parent also paid for certain fixed assets on the Company's behalf. The amount reflected as Due to Parent in the Consolidated Statement of Financial Condition includes the unreimbursed portion of these expenses.

Additionally, the Company pays for certain operating expenses on behalf of some of its affiliates. The amount reflected as Due from affiliates in the Consolidated Statement of Financial Condition includes the unreimbursed portion of these expenses.

The Company is charged commissions by an affiliate for the affiliate's role as agent. These commissions, as well as amounts owed from this affiliate related to trades with third-parties where the Company is a counterparty, are netted in the Due to affiliate balance in the Consolidated Statement of Financial Condition .

In addition to the foregoing, the Company, along with its affiliates, may execute intercompany securities transactions, which occur at fair value.

JSC indemnifies and guarantees JSCC against failure to pay in full or perform all or part of the obligations to its clearing broker. Payments that the Company could be required to make under these indemnifications cannot be estimated; however, significant payments under this arrangement are considered unlikely. Accordingly, there are no payments required and no

5. Intercompany and Related Party Transactions (continued)

contingent liabilities recorded in the Consolidated Statement of Financial Condition related to this arrangement at December 31, 2015.

A Revolving Note and Cash Subordination Agreement between the Parent and the Company defines specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. At December 31, 2015 the outstanding balance under this agreement, including interest payable, is $121,800,085. The amount reflected as Due to Parent in the Consolidated Statement of Financial Condition is primarily comprised of this outstanding balance.

Upon direction from its Operating Committee, the Parent issues both investor units and equity units (collectively, "the units") of the Parent to certain members, including those that provide services to the Company. The equity unit issuance is done, in part, based upon the member's individual performance and/or service. The investor units are representative of the total consolidated capital of the Parent and the members earn a return on that capital. The equity units are a means of distributing the consolidated residual Profit and Loss of the Parent. All of these units are issued at the Parent level. The equity units, when issued, are normally subject to vesting over a period of up to three years. Both investor units and equity units are subject to redemption by the Parent under certain circumstances as defined in the Amended and Restated Limited Liability Company Agreement of Jane Street Group, LLC. For equity unit awards, the Parent has made a policy election to account for awards to members who provide services to the Company as distributions from equity. As a result, no compensation expense is recorded by the Parent or the Company for services provided by members.

6. Subordinated Borrowing

On December 23, 2015, the Company and the Parent renewed the existing subordinated loan agreement (the "Agreement") in accordance with Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934. The total amount borrowed under the Agreement is $100,000,000. The fair value of this instrument approximates its carrying value because of its short-term nature and because it bears a market-based interest rate.

Interest on the loan is payable at the scheduled maturity date of December 23, 2016 at a rate of 8.5% per annum. Interest payable of $178,965 is a component of the Due to Parent balance in the Consolidated Statement of Financial Condition.

6. Subordinated Borrowing (continued)

This subordinated borrowing has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission ("SEC") net capital rule.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or an amount based on market-maker activity, as defined. At December 31, 2015, the Company had net capital of $639,619,592, which exceeded the requirement of $11,003,890 by $628,615,702.

The Company applies judgment in interpreting certain provisions of the Uniform Net Capital Rule. Those interpretations, which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

8. Derivative Financial Instruments

The Company's activities may include the purchase and sale of CFDs, options, futures, forward currency contracts, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

8. Derivative Financial Instruments (continued)

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on securities, currencies, and commodities on national and international exchanges and over-the-counter markets. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. At December 31, 2015, the Company had a maximum payout amount of $1,839,798,016 related to its written put option contracts expiring

8. Derivative Financial Instruments (continued)

between January 6, 2016 and January 20, 2017. The maximum payout would be offset by the subsequent sale of assets obtained via the execution of a payout event. The fair value of such underlying assets as of December 31, 2015 is $2,016,030,547. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and cash trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable.

The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

Jane Street Capital, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

8. Derivative Financial Instruments (continued)

The fair value of derivative financial instruments as of December 31, 2015 and the volume of these financial instruments for the year ended December 31, 2015 are as follows:

	Derivative Fair Value at December 31, 2015			Volume	
Derivative	**Assets**	**Liabilities**	**Consolidated Statement of Financial Condition Line Item**	**Number of Underlying Securities**	**Number of Contracts**
Indices – Options	$ 3,323,655	$ 21,722,407	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	103,880,800	
Indices – Futures	9,316,883	2,984,042	Due from brokers		13,695,919
Equities – Options	138,054,596	150,039,116	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	4,928,721,044	
Equities – CFDs	339,383	1,204,492	Due from brokers	898,103,071	
Equities – Rights and Warrants	524,420	98,255	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased		75,841,077
Equities – Futures	-	-	-		80,216
Commodities – Options	1,745,500	-	Securities and other financial instruments owned	15,748,000	
Commodities – Futures	1,305,911	2,290,795	Due from brokers		1,445,680
Currencies – Futures	24,846	451,152	Due from brokers		326,474
Currencies – Forwards	2,528,162	-	Due from brokers		286

8. Derivative Financial Instruments (continued)

The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Consolidated Statement of Financial Condition, as required by ASC 210-20, *Balance Sheet*, are as follows:

	Gross amount of recognized assets/liabilities		Gross amount offset in the Consolidated Statement of Financial Condition		Net amount of assets/liabilities presented in the Consolidated Statement of Financial Condition
Assets					
Equities:					
Rights and warrants	$	527,128	$	(2,708)	$	524,420
Other non-derivatives					7,078,994,957
Total Equities	$	527,128	$	(2,708)	$	7,079,519,377
Options	$	146,819,448	$	(3,695,697)	$	143,123,751
Due from brokers**:					
Futures	$	26,276,935	$	(21,355,284)	$	4,921,651
CFDs		339,383		(1,204,492)		(865,109)
Forward contracts		2,528,162		-		2,528,162
Other non-derivatives					389,213,787
Total Due from brokers	$	29,144,480	$	(22,559,776)	$	395,798,491
Liabilities					
Equities:					
Rights and warrants	$	100,963	$	(2,708)	$	98,255
Other non-derivatives					5,888,090,549
Total Equities	$	100,963	$	(2,708)	$	5,888,188,804
Options	$	175,457,220	$	(3,695,697)	$	171,761,523
Due to brokers**:					
Futures	$	21,355,284	$	(21,355,284)	$	-
CFDs		1,204,492		(1,204,492)		-
Other non-derivatives					52,805,350
Total Due to brokers	$	22,559,776	$	(22,559,776)	$	52,805,350

**See Note 4

9. Other Risks Related to Financial Instruments Held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions in the Company's Consolidated Statement of Financial Condition.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform payment obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations. Certain of the Company's master agreements governing derivatives (the "ISDA Agreements") contain provisions that specify levels for the Company's equity, capital or net assets, among other covenants. Depending on the ISDA Agreement, the failure of the Company to maintain these levels may give the counterparties a right to either terminate and demand payment of the net amount owing on, or increase the collateral amount of, the derivative contracts with respect to the net liability position, if any.

9. Other Risks Related to Financial Instruments Held by the Company (continued)

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

9. Other Risks Related to Financial Instruments Held by the Company (continued)

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks, which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect transactions in the over-the-counter or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Although the Company does not have a formal internal credit function, it is the Company's policy to review, as necessary, the credit standing of counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities

9. Other Risks Related to Financial Instruments Held by the Company (continued)

may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

10. Commitments

At December 31, 2015, the Company is obligated under a non-cancelable operating lease for office space expiring in October 2016. This lease contains provisions for escalations based on certain costs incurred by the lessor.

At December 31, 2015, the future aggregate minimum rental commitments under the lease are as follows:

Year ending December 31, 2016	$ 2,180,402

The Company allocates rent to some of its affiliates (see Note 5).

11. Exemption from Rule 15c3-3

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore is exempt from SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii). Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers" and has not included the schedules entitled "Computation for Determination of Reserve Requirements" or "Information for Possession or Control Requirements" in the supplementary information of this report.

12. Subsequent Events

The Company has evaluated events through the date that this consolidated financial statement was available to be issued.

On February 23, 2016, the Parent withdrew $100,000,000 from the Company.